UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Switch, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of class of securities)

87105L104

(CUSIP number)

December 31, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 6 Pages

1.	Name of Reporting Person: Erin Thomas Morton
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐ Not applicable
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 5,464,255 (1)(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,464,255 (1)(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,464,255 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 3.7% (3)
12.	Type of Reporting Person: IN

(1)

Includes common units of Switch, Ltd. (“Common Units”) and associated shares of Class B common stock. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 72,494 shares of Class A common stock held directly or receivable within 60 days in connection with vesting of rights to receive Class A common stock, (ii) 63,622 shares of Class A Common Stock held by an affiliated company of Mr. Morton over which Mr. Morton has voting and dispositive control, (iii) fully vested stock options to acquire 1,977,698 shares of Class A common stock, (iv) 472,144 Common Units and associated shares of Class B common stock held directly, (v) 2,822,527 Common Units and associated shares of Class B common stock held by an affiliated company of Mr. Morton over which Mr. Morton has voting and dispositive control, and (vi) 55,770 Common Units and associated shares of Class B common stock held by a trust of which Mr. Morton is trustee.

(3)

Based upon 143,677,872 shares of the Issuer’s Class A common stock outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021. The total securities currently deemed beneficially owned by Mr. Morton represent approximately 2.2% of the total voting power of the Issuer, based on the reported 143,677,872 Class A common stock, 98,330,748 shares of Class B common stock, and no shares of Class C common stock, outstanding as of November 4, 2021.

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer:

Switch, Inc.

(b) Address of Issuer’s Principal Executive Offices:

7135 S. Decatur Boulevard
Las Vegas, NV 89118

Item 2.	(a) Name of Person Filing:

Erin Thomas Morton

(b) Address or Principal Business Office or, if none, Residence:

c/o Switch, Inc.
7135 South Decatur Boulevard
Las Vegas, NV 89119

(c) Citizenship or Place of Organization:

United States

(d) Title of Class of Securities:

Class A common stock

(e) CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership:

The following describes Mr. Morton’s ownership, as of December 31, 2021, of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	5,464,255	(1)(2)
(b) Percent of class:	3.7	%(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	5,464,255	(2)
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	5,464,255	(2)
(iv) Shared power to dispose or to direct the disposition of:	0

(1)

Includes Common Units and associated shares of Class B common stock. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 72,494 shares of Class A common stock held directly or receivable within 60 days in connection with vesting of rights to receive Class A common stock, (ii) 63,622 shares of Class A Common Stock held by an affiliated company of Mr. Morton [over which Mr. Morton has sole voting and dispositive control], (iii) fully vested stock options to acquire 1,977,698 shares of Class A common stock, (iv) 472,144 Common Units and associated shares of Class B common stock held directly, (v) 2,822,527 Common Units and associated shares of Class B common stock held by an affiliated company of Mr. Morton over which Mr. Morton has voting and dispositive control, and (vi) 55,770 Common Units and associated shares of Class B common stock held by a trust of which Mr. Morton is trustee.

(3)

Based upon 143,677,872 shares of the Issuer’s Class A common stock outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021. The total securities currently deemed beneficially owned by Mr. Morton represent approximately 2.2% of the total voting power of the Issuer, based on the reported 143,677,872 shares Class A common stock, 98,330,748 shares of Class B common stock and no shares of Class C common stock outstanding as of November 4, 2021.

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Erin Thomas Morton

/s/ Erin Thomas Morton